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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2015
12 REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69392

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **June 19, 2014** (MM/DD/YY) AND ENDING **December 31, 2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Spencer Pierce Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Overlook Ctr. 2nd Floor
(No. and Street)

Princeton	**New Jersey**	**08640**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Louis Ilario **(704) 516-1836**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rottenberg Meril Solomon Bertiger & Guttilla, P.C

(Name – *if individual, state last, first, middle name*)

369 Lexington, Ave 25th Floor	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott Louis Ilario, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spencer Pierce Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*** Confidential ***

Spencer Pierce Securities, LLC

Statement of Financial Condition

With

Report of Independent Registered Public Acounting Firm

For the Period June 19, 2014 (Date of FINRA Membership) - December 31, 2014

Spencer Pierce Securities, LLC
December 31, 2014

Contents

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Spencer Pierce Securities, LLC

We have audited the accompanying financial statement of Spencer Pierce Securities, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company's management is responsible for the financial statement. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Rotenberg Meril Solomon Bertiger & Guttilla, PC

Rotenberg Meril Solomon Bertiger & Guttilla, PC
New York, New York
February 23, 2015

Spencer Pierce Securities, LLC
Statement of Financial Condition
As of December 31, 2014

ASSETS	
Current Assets	
Checking/Savings	
Cash	$ 26,127
Total Checking/Savings	26,127
Other Current Assets	
Prepaid Expenses	4,435
Total Other Current Assets	4,435
Total Current Assets	30,562
TOTAL ASSETS	30,562
LIABILITIES & MEMBER'S EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accrued Expenses	1,200
Total Accounts Payable	1,200
Other Current Liabilities	
Due to Spencer Pierce Capital, LLC	2,340
Total Other Current Liabilities	2,340
Total Current Liabilities	3,540
Total Liabilities	3,540
Member's Equity	
Members' Capital	82,600
Net Loss	(55,579)
Total Member's Equity	27,022
TOTAL LIABILITIES & MEMBER'S EQUITY	$ 30,561

See Notes To Financial Statement.

Spencer Pierce Securities, LLC
Notes to Financial Statements
December 31, 2014

Notes To Financial Statements

Note 1. Nature Of Business And Significant Accounting Policies

Nature of business: Spencer Pierce Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company signed its membership agreement with FINRA on June 19, 2014. The Company is a single-member limited liability company wholly- owned by Spencer Pierce Capital, LLC (SPC).

A summary of the Company's significant accounting policies follows:

The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification*™, sometimes referred to as the Codification or ASC.

Basis of presentation: The financial statements include only the accounts of the Company. The statements of operations, change in member's equity and cash flows are presented only for the period June 19, 2014 through December 31, 2014, the period in which the Company was a member of FINRA.

Basis of accounting: The Company prepares its financial statements on the accrual basis of accounting. Under the accrual basis of accounting, revenues are recognized when they are earned and expenses are recognized when the underlying obligations have been incurred.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Private placement advisory services are recognized as earned in accordance with the terms of the advisory contract. The Company has earned no revenue as of the date of this report.

Subsequent Events: The Company has evaluated its subsequent events through February 23, 2015, the date that the accompanying financial statements were available to be issued. The Company had no material subsequent events requiring an adjustment to or disclosure in the financial statements.

Note 2. Income Tax Status

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, for federal income tax purposes, the Company is accounted for as a division of SPC and does not file separate tax returns. The Company's financial activity is reported in conjunction with the federal and state income tax filings of SPC. Income taxes have not been provided, as the members of SPC are individually liable for taxes, if any, on their share of SPC's net income or loss. SPC may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Spencer Pierce Securities, LLC
Notes to Financial Statements
December 31, 2014

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

SPC files income tax returns in U.S. federal jurisdiction and in New Jersey. SPC is subject to U.S. federal and state income tax examinations by tax authorities for tax years starting in 2013.

Note 3. Net Capital Requirement

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the 12 months after commencing business. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $22,587, which was $17,587 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .16 to 1.

Note 4. Related Party Transactions

As of December 31, 2014, the Company has a payable due to SPC of $2,340 for expenses paid by SPC on behalf of the Company.

Note 5. Commitments and Contingencies

For the period ending December 31, 2014 the Company is aware of no commitments, contingencies or guarantees that might result in a loss or future obligation. The Company leases office space in Princeton, New Jersey on a month-to-month basis. Rent expense for the period June 19, 2014 (the date of FINRA membership) through the year ended December 31, 2014 amounted to $13,846.

Note 6. Concentration of Credit Risk
Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any loses on this account. At December 31, 2014, the amount in excess of insured limits was $0.